**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

NovoCure Limited

File No. 333-206681 - CF#32677

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NovoCure Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 31, 2015, as amended.

Based on representations by NovoCure Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through March 1, 2018
Exhibit 10.7	through March 1, 2019
Exhibit 10.8	through March 1, 2019
Exhibit 10.9	through March 1, 2019
Exhibit 10.10	through March 1, 2019
Exhibit 10.11	through March 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary